EXHIBIT 99.1

Brookfield Renewable Announces Renewal of Normal Course Issuer Bid for Preferred Shares

All amounts in Canadian dollars unless otherwise noted

BROOKFIELD, News, July 03, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) of its intention to renew its normal course issuer bid for its outstanding Class A Preference Shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of Brookfield Renewable. Brookfield Renewable believes that in the event that the Preferred Shares trade in a price range that does not fully reflect their value, the acquisition of Preferred Shares may represent an attractive use of available funds.  There are currently five series of Preferred Shares outstanding.

Under the normal course issuer bid, BRP Equity is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[1]	Public float[1]	Average daily trading volume[2]	Maximum number of shares subject to purchase[3]
					Total	Daily
1	BRF.PR.A	5,449,675	5,448,875	3,992	544,887	1,000
2	BRF.PR.B	4,510,389	4,510,389	1,335	451,038	1,000
3	BRF.PR.C	9,961,399	9,961,399	3,845	996,139	1,000
5	BRF.PR.E	7,000,000	4,114,504	2,327	411,450	1,000
6	BRF.PR.F	7,000,000	7,000,000	2,620	700,000	1,000
  Calculated as at June 14, 2018.
  For the 6 months ended May 31, 2018.
  In accordance with TSX rules, any daily repurchases with respect to the Series 1, Series 2, Series 3, Series 5 and Series 6 Preferred Shares would be limited to 1,000 Preferred Shares.

Repurchases are authorized to commence on June 27, 2018 and will terminate on June 26, 2019, or earlier should BRP Equity complete its repurchases prior to such date.

Under its prior normal course issuer bid that commenced on June 27, 2017 and expires on June 26, 2018, BRP Equity previously sought and received approval from the TSX to repurchase up to 544,887 Series 1 Preferred Shares, 451,038 Series 2 Preferred Shares, 996,139 Series 3 Preferred Shares, 411,450 Series 5 Preferred Shares and 700,000 Series 6 Preferred Shares. BRP Equity has not repurchased any Preferred Shares in the past 12 months.

Purchases of the Preferred Shares will be effected through the facilities of the TSX, and all Preferred Shares acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws.

From time to time, when BRP Equity does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of Preferred Shares at times when BRP Equity ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with BRP Equity’s broker will be adopted in accordance with applicable Canadian securities laws.  The series of Preferred Shares subject to an automatic purchase plan may vary.  Outside of these periods, Preferred Shares will be repurchased in accordance with management’s discretion, subject to applicable law.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals more than 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over US$285 billion of assets under management.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “may”, "will", "expect", "should", "could", "potential", "future", "believe", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future purchases by BRP Equity of its Preferred Shares pursuant to its normal course issuer bid.

Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include weather conditions and other factors which may impact generation levels at our facilities; economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; our lack of control over all of our operations and subsidiaries; our lack of access to all renewable power acquisitions that Brookfield Asset Management Inc. identifies; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and, if applicable, integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.